Delisting Determination,The Nasdaq Stock Market, LLC,
DATE, 2012, China Medical Technologies, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the American depositary shares of China Medical Technologies, Inc. (the Company), effective at the opening of the trading session on DATE, 2012. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5250(a), 5250(b)(1) and IM-5250-1.
The Company was notified of the Staffs determination on February 17, 2012. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 28, 2012.